Exhibit 99.1

MultiMetaVerse Holdings Limited Announces Signing of Definitive Agreement to
Acquire Bowong Technology

SHANGHAI, December 2, 2024 – MultiMetaVerse Holdings Limited (NASDAQ: MMV) (“MMV” or the “Company”), a leading animation and entertainment company for young consumers in China, today announced that it has signed a definitive share exchange agreement (the “Share Exchange Agreement”) with the shareholders (the “Transferors”) of Bowong AI Limited (“Bowong Cayman”), which, after a series of restructuring transactions, is expected to indirectly hold 100% equity interests in Bowong Technology (Shenzhen) Co., Ltd. (“Bowong Technology”). Bowong Technology is a company equipped with cutting-edge technologies that is vertically integrated in the AI e-commerce sector. It focuses on delivering comprehensive AI technologies and services for sellers on both emerging social e-commerce platforms and traditional e-commerce platforms.

The Share Exchange Agreement supersedes a non-binding term sheet between the Company and Bowong Technology, which was announced on October 2, 2024. Pursuant to the Share Exchange Agreement, each of the Transferors agrees to sell and transfer to the Company all of the shares of Bowong Cayman he beneficially owns, and in exchange and as consideration therefor, the Company agrees to issue and allot an aggregate of 37,000,000 Class A ordinary shares to such Transferors. Upon completion of the foregoing, Bowong Cayman will become a wholly-owned subsidiary of the Company, and Bowong Technology and all the subsidiaries and affiliates controlled by it will become consolidated subsidiaries and affiliates of the Company.

The transaction is subject to the completion of the requisite corporate and other approvals and customary closing conditions. There can be no assurance that the transaction will be consummated in a timely manner, or at all.

About MultiMetaVerse Holdings Limited

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing a high-quality, immersive entertainment experience through original, user-generated, and professional user-generated content. MMV commenced animation production in 2015 under its signature Aotu World brand, which has attracted a broad following with its inspiring storyline and unique graphic style, particularly among younger audiences in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectibles, stationery, consumer products, and mobile games across the Aotu World brand. It has also developed and augmented new brands, stories, and characters, such as Neko Album.

Safe Harbor Statements

This press release contains forward-looking statements which generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit https://www.multi-metaverse.com/.

For investor and media inquiries, please contact:

MultiMetaVerse Holdings Limited

Investor Relations

E-mail: ir@multi-metaverse.com